UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2012
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from             to
Commission File Number 1-35229

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XYLEM INC.
1133 WESTCHESTER AVENUE, SUITE N200, WHITE PLAINS, NY 10604

TABLE OF CONTENTS

I. FINANCIAL STATEMENTS

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
Xylem Retirement Savings Plan for Salaried Employees
White Plains, New York
We have audited the accompanying statements of net assets available for benefits of the Xylem Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Stamford, Connecticut
June 25, 2013

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

December 31,	2012	2011
ASSETS
Investments - at fair value:
Member-directed investments:
Equities and brokerage	$13,740	$22,668
Mutual funds	51,654	18,044
Common collective trusts	75,979	55,552
Other managed accounts	41,945	50,149
Total investments	183,318	146,413
Receivables:
Employer contributions	3,239	1,537
Member contributions	1,132	1,346
Notes receivable from Members	4,483	3,733
Total receivables	8,854	6,616
Total assets	192,172	153,029

LIABILITIES
Accrued expenses	69	72
Total liabilities	69	72

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	192,103	152,957

Adjustment from fair value to contract value for fully benefit-responsive Stable Asset Income Fund	(572)	(79)

NET ASSETS AVAILABLE FOR BENEFITS	$191,531	$152,878

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

Year Ended December 31,	2012
INVESTMENT ACTIVITY
Net appreciation in fair value of investments	$17,265
Dividends	1,097
Total investment activity	18,362

CONTRIBUTIONS
Employer	12,142
Members	12,841
Member rollovers	3,287
Total contributions	28,270

INTEREST INCOME ON NOTES RECEIVABLE FROM MEMBERS	190

DEDUCTIONS
Distributions to Members	(8,014)
Trustee and administrative expenses	(155)
Total deductions	(8,169)

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	38,653

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	152,878
End of period	$191,531

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Note 1. Description of The Plan
The following description of the Xylem Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants (or “Members”) should refer to the Plan for more complete information.
General - The Plan became effective October 31, 2011, and is a defined contribution plan generally covering all regular salaried U.S. employees of Xylem Inc. (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are set forth in this report as permitted by Item 4 of Form 11-K.
On October 31, 2011, ITT Corporation completed the Spin-off (the “Spin-off”) of Xylem Inc., formerly ITT’s water equipment and services businesses, and Exelis Inc. As part of the Spin-off, the ITT Salaried Investment and Savings Plan became the Exelis Salaried Investment and Savings Plan, sponsored by Exelis Inc. On December 14, 2011, the assets of the Members’ balances in the Exelis Salaried Investment and Savings Plan totaling $140.5 million and Notes Receivable from Members of $3.8 million were transferred into the Plan.
Eligibility - All full time U.S. citizen and permanent resident non-union employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All previously eligible employees at the Spin-off were transferred to the Plan. Part-time U.S. non-union employees are eligible upon completion of 1,000 hours of service in a 12-month period. Expatriates working in the U.S. are eligible upon completion of 36 months of service. However, employees of a subsidiary of the Company that participate in a similar qualified plan of that subsidiary are not eligible to participate in the Plan.
Employee Contributions - A Member may generally elect to contribute 1% to 50% of eligible pay (“Salary” as defined by the Company’s Benefits Administration Committee ("Plan Management"), which administers the Plan). Members may designate their contributions as before-tax savings, after-tax savings, or any combination of the two. A Member who is considered a Highly Compensated Employee under the Plan may elect Plan contributions up to a maximum Salary as defined by Plan Management, but not participate in after-tax savings. Member contributions are subject to the dollar limitation provided by Section 402(g) of the Internal Revenue Code (“IRC”). All non-union employees who first satisfy the eligibility requirements for becoming a Member in the Plan on or after October 31, 2011, shall be automatically enrolled in the Plan at a 6% before-tax contribution rate until and unless the Member elects otherwise. Members may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Employer Contributions - The Company will make matching contributions to the Member’s account equal to 50% of a Member’s before-tax savings and after-tax savings, up to a maximum of 3% of a Member’s Salary. In addition, the Company contributes 3% or 4% of Salary as a core contribution to each eligible Member’s account, as defined by the Plan. For Members with age plus years of service at the beginning of the Plan Year (includes service with ITT Corporation and the Company) of less than 50 years, the Company’s contribution to the Member’s account will be 3% of Salary. For Members with age plus years of service of 50 or more years at the beginning of the Plan Year, the Company’s contribution to the Member’s account will be 4% of Salary. Company contributions will be allocated in the Plan’s investment options in the same proportion as the employee’s contributions.
In 2012, the Company contributed special defined contribution credits (“Special DC Credits”) to eligible Members. The Special DC Credits were contributed to Members' accounts who were ITT Corporation employees on October 30, 2011, were not participants of the ITT Salaried Retirement Plan and became Members of the Plan on October 31, 2011. The Special DC Credits were equal to the amount that the Company would have contributed to the Plan as a core contribution if the Plan had been in effect prior to October 31, 2011, based on the Salary such employees received during the period of employment up to October 31, 2011. Special DC Credits were calculated and contributed to eligible Members during 2012. The Special DC Credits were a one-time contribution. There were no outstanding Special DC Credits at December 31, 2012.
The Company contributed transition credits ("Transition Credits") for eligible Members. Members eligible for Transition Credits are those who were employed by ITT Corporation or one of its subsidiaries on October 30, 2011, and who automatically became a Member of the Plan on October 31, 2011, or who became an employee of ITT Corporation or Exelis Inc. on October 31, 2011 and who became a Member of the Plan immediately following termination from ITT Corporation or Exelis Inc. before March 1, 2012. The contribution for Transition Credits is made annually no later than the due date for the corporate tax return (March 15th of the following year). For Members whose age plus years of service total 60 to 69 at the beginning of the Plan Year, the Company shall make a Transition Credit contribution equal to 3% of the Member’s Salary for the Plan Year. For Members whose age plus years of service of 70 or more at the beginning of the Plan Year, the Company shall make a Transition Credit contribution equal to 5% of the Member’s Salary for the Plan Year. Transition Credits will cease on the earliest of the Member’s date of termination or death, commencement of pension payments under the ITT/Exelis Salaried Retirement Plan (formerly the ITT Salaried Retirement Plan), a change in control of the Company, or October 31, 2016.
Investments - Members may direct employee contributions and Company contributions, in any whole percentage, among any of the Plan’s twenty-five fund options and a self-directed brokerage account. Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the twenty-six options. However, the number of investment option reallocations or transfers in any calendar month may be limited as defined by Plan Management.
At the Spin-off, shares in ITT Corporation were converted into new shares of ITT Corporation, Xylem Inc., and Exelis Inc. Upon the transfer of Members’ balances from the Exelis Salaried Investment and Savings Plan, three stock funds were established in the Plan. The ITT Stock Fund was created for the shares of ITT Corporation, the Exelis Stock Fund was created for the shares of Exelis Inc., and the Xylem Stock Fund was created for the shares of Xylem Inc. Effective November 16, 2012, the ITT Stock Fund and the Exelis Stock Fund were removed from the Plan. Members were given prior notice to change their investments or have their balance redirected to the appropriate target date fund within the Plan based on an assumed retirement age of 65.
Any Member or Company contributions directed by Members into the Xylem Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership Plan account (“ESOP”). All dividends associated with the contributions held in the ESOP within the Plan are immediately 100% vested. In addition, Members can make an election regarding their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the Xylem Stock Fund or paid to them in cash on a quarterly basis.
The Plan limits the amount that may be held in the Xylem Stock Fund and the JP Morgan Chase & Co. (“JP Morgan”) self-directed brokerage account (“JPMSDA”) to 20% each of a Member’s total account balance. Members who hold 20% or more of their total account balance in the Xylem Stock Fund or the JPMSDA will not be permitted to designate any future contributions or transfer balances into that fund. Members who hold less than 20% of their total account balance in the Xylem Stock Fund or the JPMSDA may designate up to 20% of future contributions or transfer balances into those funds, provided that the balance in each of the funds does not exceed 20% of the Member’s total account balance after the transfer.
Member Accounts - Individual accounts are maintained for each Member. Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Fund earnings and losses, as well as administrative expenses and investment fees are allocated based on the applicable Member account balances, as defined in the Plan. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account balance.
Members can initiate transactions by using the Plan’s web site or by speaking to a representative at the JP Morgan Benefits Center (“Benefits Center”).
Vesting - Members are immediately vested in their contributions and all Company contributions, as well as actual earnings or losses, and have a non-forfeitable right to their accounts in the Plan.
Forfeited Accounts - Members are always 100% vested in their accounts. Therefore, there were no forfeited non-vested accounts at December 31, 2012 and 2011, nor were there any forfeitures during the year ended December 31, 2012 that were used to reduce Company contributions to the Plan.

Notes Receivable from Members - A Member may request a loan in any specified whole dollar amount which must be at least $1,000 but which may not exceed the lesser of 50% of the vested account balance or $50,000, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is a reasonable rate of interest for loans commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by Plan Management, and generally remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Members may have up to two loans outstanding at the same time. Loans are secured by the balance in the Member’s account. The Member's account is charged $50 to cover loan origination fees. The amount of outstanding Notes Receivable from Members at December 31, 2012 and 2011 was $4.5 million and $3.7 million, respectively.
Under certain circumstances, including a Member’s failure to make timely loan repayments, Plan Management may declare the Member’s loan to be in default and the Plan may execute upon its security interest in the Member’s account under the Plan to satisfy the debt.
A Member terminated from the Company may continue to make periodic repayment on such Member’s loans after separation from the Company by contacting the Benefits Center, provided the Member’s account plus the loan amount is greater than $5,000. Account balances that do not exceed $5,000 are subject to certain distribution rules (see below) and any outstanding loans are required to be settled. No new loans can be granted after termination of employment.
Distributions to Members - Upon termination of employment (including death, disability, or retirement) from the Company, a Member or the Member’s surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan. In any case, a Member or the Member’s surviving spouse beneficiary whose account balance is more than $5,000 may elect to keep the Member’s account balance in the Plan until the calendar year in which the Member reaches or would have reached age 70 ½. During the calendar year in which the Member attains age 70 ½, distribution from the Plan will commence in accordance with Section 401(a)(9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.
At any time before termination of employment, a Member may request a withdrawal subject to the provisions of the Plan and shall conform to the standards set by Plan Management. A Member who has not attained age 59 ½ may withdraw all or a portion of that Member’s before-tax savings provided the Member has an immediate and heavy financial need and the withdrawal is necessary to satisfy such need as provided by the Plan.
Direct Rollover of Certain Distributions - With respect to an eligible rollover distribution, the Member or the Member’s beneficiary may elect, at the time and in a manner prescribed by Plan Management for such purpose, to have the Plan make a direct rollover of all or part of such withdrawal or distribution to a maximum of two eligible retirement plans which accept such rollover.
If a Member’s account balance is greater than $1,000 but does not exceed $5,000 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the thirty day election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.
If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the thirty day election period, the account balance will be automatically paid out to the Member.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, government securities, corporate debt, and a stable asset income fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the values of Members' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are measured at fair value except for the JP Morgan JPMCB Stable Asset Income Fund (“SAIF”) which is stated at fair value and then adjusted to contract value (Note 5). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of securities can be found in Note 3.
In accordance with GAAP, the SAIF is included at fair value in participant-directed investments in the Statements of Net Assets Available for Benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Contributions Receivable - The Plan accrues contributions receivable based on the period of Members’ service to the Company.
Expenses - The Plan pays for the trustee and administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2012, the Plan incurred trustee and administrative expenses which equal 0.08% of trust assets. These expenses are limited to services provided by unrelated vendors to the Company. The Company pays Plan trustee and administrative expenses which are not paid by the Plan. Certain administrative functions are performed by employees of the Company (who may also be Members in the Plan). No such employee receives compensation from the Plan.
In addition to the trustee and administrative expense charges, an investment management fee is charged by the majority of the investment funds. These investment management fees are included in the net asset value (“NAV”) of the fund calculated by the investment manager of the respective fund and are reflected as a reduction of investment return for such investments.
Distributions to Members - Payments to Members are recorded upon distribution. There were no Members who elected to withdraw from the Plan, but had not yet been paid at December 31, 2012 and 2011. Additionally, for loans declared in default the principal and accrued interest are recorded as a distribution.
Notes Receivable from Members - Notes Receivable from Members (a “loan”) are recorded at their unpaid principal balance plus any accrued but unpaid interest. In the event that a Member fails to make timely loan repayments, the loan may be considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to termination of employment subject to the withdrawal provisions outlined in the Plan.

New Accounting Standards - In May 2011, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends ASC 820, Fair Value Measurements and Disclosures. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. We adopted the new guidance for the year ended December 31, 2012. The adoption did not have a material effect on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Note 3. Fair Value Measurements
The Plan determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a hierarchical structure to prioritize the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), then to quoted market prices for similar assets or liabilities in active markets (Level 2) and gives the lowest priority to unobservable inputs (Level 3). The assets within a particular fund are classified in their entirety, based on the lowest level of input that is significant to the fair value measurement.
The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period. There were no significant transfers between Level 1 and Level 2 during 2012 and 2011.

During 2012, the Plan made fund changes, adding eleven new funds and removing seven. The Plan also eliminated the ITT Stock Fund and the Exelis Stock Fund. The fund changes were designed to better diversify the Plan's investment options with funds having stronger historical performance, while minimizing investment and administrative fees.
The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•
Equities and Other Common Shares - Common and preferred stock are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. The Xylem Stock Fund invests primarily in the Company’s common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol XYL and is valued at its NAV. The NAV of the Xylem Stock Fund is computed based on the closing price of the Company’s common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market fund included in the Xylem Stock Fund, divided by the number of units outstanding. The money market fund portion of the Xylem Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices. These securities are classified in Level 1 of the fair value hierarchy.

•
Brokerage Accounts - Securities held in the JPMSDA are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

•
Mutual Funds - Mutual funds of registered investment companies are publicly traded in active markets and valued at the closing price reported on those major markets as of the measurement date. Generally, fair value is measured at NAV. Mutual funds are classified within Level 1 of the fair value hierarchy.

•
Common Collective Trusts (“CCTs”) - CCTs are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. CCTs invest in debt and equity securities, the mix of which varies by fund, and report NAV as of the measurement date. Fair value is estimated based on the NAV practical expedient method. The practical expedient enables an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis. CCTs are classified in Level 2 of the fair value hierarchy.

•
Other Managed Accounts - The Other Managed Accounts are separately managed accounts (“SMAs”) with specific investment objectives, managed by professional investment managers. SMAs invest in corporate debt, equity securities, government securities and other investments, the mix of which varies by fund. The NAV is reported as of the measurement date as determined by the Plan trustee or their agent. The NAV is computed based on the closing price of the underlying holdings adjusted for investment management and performance fees. SMAs are classified in Level 2 of the fair value hierarchy.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2012.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2) *	Significant Unobservable Inputs (Level 3)	Total
Equities
Employer Securities	$13,093	$—	$—	$13,093
Brokerage	647	—	—	647
Mutual Funds
Inflation-Adjusted Bond Fund	1,396	—	—	1,396
Growth Fund	2,710	—	—	2,710
New Perspective Fund	15,384	—	—	15,384
Emerging Markets Fund	205	—	—	205
Small Cap Growth Fund	3,666	—	—	3,666
Large Cap Growth Fund	9,052	—	—	9,052
Value Fund	7,011	—	—	7,011
Mid Cap Blend Fund	639	—	—	639
Small Cap Value Fund	3,531	—	—	3,531
Bond Market Index Fund	4,756	—	—	4,756
International Stock Index Fund	3,304	—	—	3,304
Common Collective Funds
Asset Allocation Funds (a)	—	44,007	—	44,007
Stable Asset Income Fund (b)	—	31,972	—	31,972
Other Managed Funds
Balanced Fund (c)	—	12,194	—	12,194
U.S. Smart Index Fund (d)	—	21,349	—	21,349
Long-term Bond Fund (e)	—	8,402	—	8,402
Totals	$65,394	$117,924	$—	$183,318

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2011.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2) *	Significant Unobservable Inputs (Level 3)	Total
Equities
Employer Securities	$12,928	$—	$—	$12,928
Brokerage	528	—	—	528
Other common shares	9,212	—	—	9,212
Mutual Funds
U.S. Large Cap Core Fund	641	—	—	641
New Perspective Fund	12,015	—	—	12,015
Large Cap Value Fund	5,388	—	—	5,388
Common Collective Funds
Asset Allocation Funds (a)	—	23,655	—	23,655
Stable Asset Income Fund (b)	—	31,897	—	31,897
Other Managed Funds
Balanced Fund (c)	—	9,214	—	9,214
U.S. Smart Index Fund (d)	—	18,564	—	18,564
Long-term Bond Fund (e)	—	7,419	—	7,419
International Equity Fund (f)	—	1,984	—	1,984
Small Cap Growth Fund (g)	—	2,960	—	2,960
Small Cap Value Fund (h)	—	2,844	—	2,844
Large Cap Growth Fund (i)	—	7,164	—	7,164
Totals	$40,712	$105,701	$—	$146,413

* The fair values of the Level 2 investments have been estimated using the NAV of the investment. These investments have a daily redemption frequency, no unfunded commitments, no redemption notice period and no other redemption restrictions.

(a)
The Asset Allocation Funds are target date retirement funds, made up of multiple asset classes with observable inputs including a combination of equity, fixed income, real estate and short-term investment vehicles. The funds are meant to align with an expected retirement date. The investment allocation within each fund will change over time. The funds will become increasingly more conservative as the target retirement date approaches.

(b)
The Stable Asset Income Fund seeks to preserve the value of money invested, perform better than the average money market fund and earn consistent reliable returns. The fund invests in a variety of high quality, interest-paying securities offered with a companion investment contract called a “benefit responsive wrap”.

(c)
The Balanced Fund’s objective is long-term appreciation while controlling risk through active asset allocation. The equity sector can range from 40% to 75% of the portfolio. The opportunistic style of management looks for companies that have the best trade-off between earnings growth and attractive valuation characteristics. The fixed income sector of the portfolio is focused on high quality bonds and is actively managed with respect to duration. This means the fund will alter the duration of the bond portfolio depending on the interest rate outlook.

(d)
The U.S. Smart Index Fund seeks to provide an enhanced total return relative to the S&P 500 Index ("Index"), while keeping the risk of changes in value similar to that of the Index. The fund is designed for investors who are willing to ride out the market’s ups and downs to seek long-term growth and want to invest in a fund that has characteristics similar to those of the Index but also has the potential to outperform.

(e)
The Long-Term Bond Fund invests in a diversified portfolio of fixed securities and sectors. It is designed for investors who seek a steady flow of income from high quality securities and want to direct part of their overall investment mix to bonds for income that has the potential to compound over time.

(f)
The International Equity Fund invests in stocks of companies outside the U.S. An international fund typically carries higher risk and return potential than funds that invest solely in U.S. stocks, since international investments can be affected by fluctuations in currency exchange rates.

(g)
The Small Cap Growth Fund invests in stocks of small U.S. companies that have exhibited faster than average earnings growth over the last few years, and are expected to show continued high levels of profit and earnings growth.

(h)
The Small Cap Value Fund invests in stocks of small U.S. companies that are priced below their estimated true value, as determined by the fund manager. The fund manager looks for stocks he believes are selling at a discount, but whose value will increase in the future and can then be sold at a profit.

(i)
The Large Cap Growth Fund seeks long-term capital growth by investing in a broad range of mid to large-sized companies exhibiting strong growth potential. Companies in the portfolio range from medium, rapidly growing companies to larger, well-established companies. The fund is designed for investors who seek above average growth potential and want to invest for the long-term.

Note 4. Investments
The following table presents investments that are 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011:

(in thousands)	2012	2011
JPMCB Stable Asset Income Fund	$31,972	$31,897
JP Morgan US Smart Index Fund	21,349	18,564
American Funds New Perspective Fund	15,384	12,014
Xylem Stock Fund	13,093	12,928
Jennison Dryden Balanced Fund	12,194	9,214
JPMCB SmartRetirement 2020-C10	11,055	*

* Represents less than 5% of the Plan's net assets

For the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)
Equities
Employer Securities	$628
Brokerage	2
Other common shares	1,358
Mutual Funds
Inflation-Adjusted Bond Fund	(7)
Growth Fund	284
New Perspective Fund	2,425
Emerging Markets Fund	12
Small Cap Growth Fund	459
Large Cap Growth Fund	162
Value Fund	648
Mid Cap Blend Fund	18
Small Cap Value Fund	217
Bond Market Index Fund	(25)
International Stock Index Fund	259
Large Cap Value Fund	288
Large Cap Core Fund	42
Common Collective Funds
Asset Allocation Funds	4,393
Stable Asset Income Fund	466
Other Managed Funds
Balanced Fund	1,189
US Smart Index Fund	3,332
Long-term Bond Fund	491
Large Cap Growth Fund	561
Small Cap Growth Fund	192
Small Cap Value Fund	(91)
International Equity Fund	(38)
Net appreciation in fair value of investments	$17,265

Note 5. Stable Asset Income Fund
The SAIF is a common collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the SAIF is the NAV of its underlying investments and the contract value is principal plus accrued interest. Individual Member accounts invested in the SAIF are maintained on a unit value basis. Members do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. Members can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the SAIF, plus earnings, less Member withdrawals and administrative expenses.

The SAIF is primarily comprised of investment contracts called benefit responsive wraps (“wrap contracts”) that are issued by banks and insurance companies. The wrap contracts help to stabilize the value and returns of the SAIF. These contracts are backed by fixed income portfolios that primarily consist of U.S. Treasury, agency, investment grade corporate, mortgage-backed and asset-backed securities. The SAIF’s primary objective is to seek the preservation of principal, while providing current income and liquidity. The SAIF also invests in other commingled pension trust funds established, operated and maintained by JP Morgan. The investment objectives of these underlying funds are as follows:

•	The Commingled Pension Trust Fund (Intermediate Bond) of JP Morgan invests primarily in investment grade debt securities.

•
The Commingled Pension Trust Fund (Mortgage Private Placement) of JP Morgan invests primarily in higher yielding, directly placed mortgages, private and public mortgage related investments, and asset-backed receivables.

•
The Commingled Pension Trust Fund (Liquidity) of JP Morgan invests primarily in traditional money market investments, with the goal of current income, preservation of principal, providing liquidity and maintaining a stable NAV.

The SAIF imposes certain restrictions on the Plan, and the SAIF itself may be subject to circumstances that affect its ability to transact at contract value. Plan Management believes that the occurrence of events that would cause the SAIF to transact at less than contract value is not probable.
Limitations on the Ability of the SAIF to Transact at Contract Value:
Restrictions on the Plan - Member-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The transfer of assets from SAIF directly into a competing option is prohibited without a 90-day equity wash rule and may limit the ability of SAIF to transact at contract value. The following employer-initiated events may limit the ability of the SAIF to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan Members designed to influence a Member not to invest in the SAIF or to transfer assets out of the SAIF;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

•	Complete or partial termination of the Plan or its merger with another plan.
Circumstances that affect the SAIF - In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. The wrap contracts generally contain provisions that limit the ability of the SAIF to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the SAIF or the administration of the SAIF that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the SAIF’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.
In the event that wrap contracts fail to perform as intended, the SAIF’s NAV may decline if the market value of its assets decline. The SAIF’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The SAIF is unlikely to maintain a stable NAV if for any reason it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from any number of reasons including but not limited to, the SAIF’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The SAIF may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Note 6. Exempt Party-In-Interest Transactions
As detailed in the attached Schedule H, certain plan investments are funds managed by JP Morgan. JP Morgan is the trustee as defined by the Plan and JP Morgan Retirement Plan Services is the record keeper. Therefore, the following tables present transactions that qualify as party-in-interest transactions.

(in thousands)	2012	2011
Funds maintained by JP Morgan:
Common collective funds	$75,979	$55,552
Other managed accounts	29,751	25,983
Mutual funds	9,052	641

(in thousands)	2012
Fees paid by the Plan for services provided by JP Morgan:
Administrative services	$17
Trustee Services	121

At December 31, 2012 and 2011, the Plan held 477,589 and 495,231 shares outstanding of common stock of the Company, respectively, with a cost basis of $7.9 million and $7.8 million, respectively. During 2012, the Plan recorded related net appreciation of $0.6 million on Company stock.
Member loans also qualify as party-in-interest transactions and amounted to $4.5 million and $3.7 million at December 31, 2012 and 2011, respectively.
These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.
Note 7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, Member account balances would not be impacted, since all contributions and related earnings are immediately vested.
Note 8. Federal Income Tax Status
The Plan became effective October 31, 2011, and a request for an Internal Revenue Service ("IRS") determination letter that the Plan and related trust are designed in accordance with applicable sections of the IRC has not been filed because the regular cycle for the Plan to file for a determination letter is February 1, 2015 to January 31, 2016. However, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 9. Subsequent Events
Effective January 1, 2013, the Plan was amended to change its name to the Xylem Retirement Savings Plan. The amendment removed the requirement that an employee must be on a salaried payroll to be eligible to participate. The amendment also provided that the O.I. Corporation 401(k) Plan ("O.I. Plan") be succeeded by the Plan and all participants of the O.I. Plan become Members of the Plan. During January 2013, $8.4 million, representing the O.I. Plan participants' balances, was transferred into the Plan, including loans receivable from participants of $0.1 million.

Note 10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of notes receivable from Members per the statements of net assets available for benefits to notes receivable from Members per Form 5500 as of December 31, 2012 and 2011:

(in thousands)	2012	2011
Notes receivable from Members per the statements of net assets available for benefits	$4,483	$3,733
Less: amounts deemed distributed for tax purposes	(149)	—
Notes receivable from Members per Form 5500	$4,334	$3,733
The following is a reconciliation of deemed distributions per the statement of changes in net assets available for benefits to the Form 5500 for the year ended December 31, 2012:

(in thousands)	2012
Deemed distributions per the statement of changes in net assets available for benefits	$—
Add: amounts deemed distributed for tax purposes - December 31, 2012	149
Less: amounts deemed distributed for tax purposes - December 31, 2011	—
Deemed distributions to Members per Form 5500	$149
The following is a reconciliation of net assets available for benefits per the statements of net assets available for benefits to the Form 5500 as of December 31, 2012 and 2011:

(in thousands)	2012	2011
Net assets available for benefits per the financial statements	$191,531	$152,878
Add: adjustment from fair value to contract value for fully benefit responsive investment contracts	572	79
Less: amounts deemed distributed for tax purposes	(149)	—
Net assets available for benefits per the Form 5500	$191,954	$152,957
The following is a reconciliation of the increase in net assets per the statement of changes in net assets available for benefits to the net loss per the Form 5500 for the year ended December 31, 2012:

(in thousands)	2012
Increase in net assets available for benefits per the financial statements	$38,653
Add: change in the adjustment from fair value to contract value for fully benefit responsive investment contracts	493
Less: amounts deemed distributed for tax purposes - December 31, 2012	(149)
Add: amounts deemed distributed for tax purposes - December 31, 2011	—
Net income per Form 5500	$38,997

	XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES			EIN#: 45-2080495
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)			PN: 001
	AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Xylem Stock Fund	Common Stock	**	$13,092,575
*	Brokerage Account	Self-directed Brokerage Securities	**	647,006
	American Century Inflation-Adjusted Bond Fund	Registered Investment Company	**	1,395,521
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	2,710,015
	American Funds New Perspective Fund	Registered Investment Company	**	15,384,283
	DFA Emerging Markets	Registered Investment Company	**	204,616
	Eagle Small Cap Growth Fund	Registered Investment Company	**	3,665,670
*	JP Morgan Large Cap Growth Fund	Registered Investment Company	**	9,051,764
	Loomis Sayles Value Fund	Registered Investment Company	**	7,011,269
	Principal Mid Cap Blend Fund	Registered Investment Company	**	639,344
	Target Small Cap Value Portfolio	Registered Investment Company	**	3,531,325
	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	4,756,626
	Vanguard Total International Stock Index Fund	Registered Investment Company	**	3,303,693
*	JPMCB SmartRetirement 2015-C10	Common Collective Trust	**	5,326,467
*	JPMCB SmartRetirement 2020-C10	Common Collective Trust	**	11,054,959
*	JPMCB SmartRetirement 2025-C10	Common Collective Trust	**	6,647,945
*	JPMCB SmartRetirement 2030-C10	Common Collective Trust	**	8,213,363
*	JPMCB SmartRetirement 2035-C10	Common Collective Trust	**	3,820,808
*	JPMCB SmartRetirement 2040-C10	Common Collective Trust	**	2,164,011
*	JPMCB SmartRetirement 2045-C10	Common Collective Trust	**	1,390,311
*	JPMCB SmartRetirement 2050-C10	Common Collective Trust	**	994,846
*	JPMCB SmartRetirement Income-C10	Common Collective Trust	**	4,393,842
*	JPMCB Stable Asset Income Fund	Common Collective Trust	**	31,972,474
	Jennison Dryden Balanced Fund	Other Managed Fund	**	12,193,572
*	JP Morgan US Smart Index Fund	Other Managed Fund	**	21,348,790
*	JP Morgan Long Term Bond Fund	Other Managed Fund	**	8,402,696
		Total Investments		$183,317,791

*	Member Loans	Notes receivable from Members at interest rates from 4.25% to 10.50% maturing at various dates through 2027, net of deemed distributions of $148,796		$4,334,049

* Represents party-in-interest to the Plan
** Cost information is not required for Member directed investments and, therefore, is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

Date: June 25, 2013	By:	/s/ Rhonda P. McKeever
Rhonda P. McKeever
Vice President, Total Rewards
Chair, Benefits Administration Committee (Plan Administrator)